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                          EXHIBIT 99.2 TO SCHEDULE 13D

                         FIRST BANCORP OF INDIANA, INC.
                             CUSIP NO. 31867T -10-3



April 2, 2001


The Board of Directors
First Bancorp of Indiana, Inc.
2200 West Franklin Street
Evansville, Indiana 47712

Gentlemen:

I am writing on behalf of my clients, The Roosevelt Group and Bradshaw Capital Management, and in follow-up to my letter to you of March 9, 2001. The purpose of my previous letter was to express the grave concern held by my clients that your actions had been anything but in the best interest of FBEI shareholders. The considerable delay in responding to the Pulaski offer caused my clients to believe that you were going to ignore a unique and highly attractive economic opportunity for shareholders. They are appreciative of the response you published on March 15, 2001 and are glad that your reason for not moving forward at this time is not based on any perceived regulatory roadblocks.

As stated previously, my clients do not believe you have any regulatory prohibitions that would prevent you from taking advantage of Pulaski's offer. They believe that both FBEI and PULB could convert to newly formed Financial Services Holding Companies under Gramm Leach Bliley. The application is a streamlined process and would take approximately sixty days. The Federal Reserve would regulate the holding companies and either the Office of the Comptroller of the Currency or the Office of Thrift Supervision could regulate the banks.

Since your response, my clients have studied your communication and your previously disclosed financial information carefully. They are still concerned that your actions are not in the best interest of shareholders. Accordingly, we respectfully request that you direct your financial advisor to contact me to discuss with my clients how it is possible that the Pulaski offer of $16.125 per share does not fully reflect the value of the franchise.

The focus of my clients' concern is that your explanation cited only that you have grown assets and purchased deposits as evidence that you are working in the best interest of shareholders. While it is easy to see how a larger company might justify larger compensation packages for employees, officers and directors, it is in no way apparent how such actions have benefited shareholders. My clients believe your growth can only benefit shareholders if it translates into higher earnings per share and a reasonable return


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April 2, 2001
The Board of Directors
First Bancorp of Indiana, Inc.



on equity. Not only is there no evidence that your transactions have improved earnings in a meaningful way, the significant premium paid for the deposits has caused tangible shareholder's equity on a per share basis to drop to $15.65--or below even the $16.07 reported by the Company at June 30, 1999.

FBEI is now entering its third year as a publicly traded company and all that shareholders have to show for your effort is a decline in tangible book value per share. Even with your recent growth, your capital ratio is still an excessive 20+%. Even with the growth of your operations and even though your capital ratio is lower, you still have not shown an ability to produce even a 5% return on equity. Expectations for investors in small growth companies in the market, in general, are more than three times this level. You cannot use your conversion of two years ago as an excuse as other recently reconverted thrifts have made far greater progress than FBEI.

For these reasons, my clients believe that it is impossible for a qualified financial advisor to determine that the Pulaski offer is inadequate--unless there is relevant information that is not apparent to us. This is the reason my clients request the opportunity to speak with your advisor. In advance of that discussion, my clients wish to share their perspective of your value. The detail of their analysis is contained in a memorandum attached to this letter as Exhibit "A" and hereby incorporated by reference as if fully set out herein. My clients believe that based upon your current and prospective level of profitability, it is impossible for you to justify a price anywhere near as high as $16.125 per share. They understand that you would prefer to stay independent for a period of time to see how your operations can perform. However, per the attached analysis, my clients believe that the Pulaski offer is 30% greater than the present value of a sale that could be plausibly generated in five years.

My clients hope your financial advisor has impressed upon you that you have two huge obstacles in generating value for your shareholders. You are immensely overcapitalized and you are not very profitable. The only chance for you to create meaningful value for your shareholders is to repurchase stock as long as the price is not too far in excess of book value and to return capital to shareholders. It is only by supplementing your operational plan with a defensible capital management strategy that you will be able to generate meaningful shareholder value without a near-term sale of the company.

My clients note with great concern that you are paying meaningful premiums over book value to buy parts of other franchises, yet you will not buy into your own franchise, through share repurchase, at prices which reflect great discounts to book value. While

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April 2, 2001
The Board of Directors
First Bancorp of Indiana, Inc.



they are somewhat heartened by your repurchase announcement of March 22nd, they also take note that you have announced programs in the past and have not followed through with execution that was in the best interest of shareholders, although it appeared the market was presenting opportunities to do so. It is the execution of a share repurchase program, not the announcement of it that creates lasting value for shareholders.

In summary, my clients: 1) are very disappointed that you rejected Pulaski's offer; 2) do not believe that decision was in the best interest of shareholders;
3) request a conversation with your advisor to better understand how such a decision could have been justified; and 4) implore you to follow through with your announced share repurchase program in an appropriately aggressive manner. My clients look forward to your March 31, 2001 earnings announcement, the conversation with your financial advisor and the results of your new share repurchase activity as evidence that you are making decisions keeping the best interests of shareholders as your primary goal. If my clients have any doubt with regard to your appreciation of your responsibilities to shareholders, they will begin the process to nominate and seek the election of two new outside directors at the upcoming Annual Meeting of shareholders.

Sincerely,

/s/ Daniel G. O'Donnell

Daniel G. O'Donnell


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                                   EXHIBIT "A"
                                   MEMORANDUM

TO:      BOARD OF DIRECTORS
         FIRST BANCORP OF INDIANA, INC.

FROM:    THE ROOSEVELT GROUP, LLC
         AND BRADSHAW CAPITAL MANAGEMENT LLC

SUBJECT: EVALUATING THE ADEQUACY OF THE PULASKI OFFER
--------------------------------------------------------------------------------


       1. From reading your financial reports, it appears to us that you have not yet produced a return on equity near 5%. It further appears that you reported earnings per share ("EPS") for the latest twelve months (LTM) of $0.63. You should assess whether this is a good base of core earnings from which to assess your value. The volatility in your quarterly reports causes us to be concerned that this is not a dependable base.

       2. For analytical purposes, we will assume the $0.63 per share number is a solid base. You then need to make a REALISTIC growth assumption for, say, the next five years. According to your June 30, 2000 Annual Report and Form 10-K, your return on equity was below 5% even before your initial public offering forced your capital ratio well above 20%. Also, during the four years from 1996 through 1999, your net income did not appear to experience any growth. This weak track record, coupled with your own public comments about intense competition and the need to pursue a wholesale strategy of investing in automobile loans outside your market area, causes us to be concerned that you cannot reasonably expect a 10% compound annual growth rate over the next five years. We believe that some of the best and well most established companies in the industry will only be able to produce a 12% compound annual EPS growth for the next five years. If we apply such a generous growth assumption to your EPS, the following proforma would apply.

         ----------------- ------------------ ------------- ---------- ------------ ------------ ------------
             LTM EPS        At a 12% growth      Year 1      Year 2      Year 3       Year 4       Year 5
                                 rate
         ----------------- ------------------ ------------- ---------- ------------ ------------ ------------
              $0.63                              $0.71        $0.79       $0.89        $0.99        $1.11
         ----------------- ------------------ ------------- ---------- ------------ ------------ ------------

       3. If you do not accept the Pulaski offer, and the $0.63 per share is a reliable base, and you are able to grow EPS at a 12% compound rate for five years, then you can measure the present value of such a prospective accomplishment in terms of a sale at that time. In such a sale in five years, we believe the price would be a function of earnings. According to the March 2001 issue of ThriftINVESTOR magazine, the median deal price to LTM EPS for pending mergers is 19.7. Applying this multiple to your EPS in five years would imply FBEI could be sold for $21.87 per share (19.7 x $1.11) in five years.


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       4.     The relevant question for shareholders today is what is the value today of a $21.87 deal in five years--and how does that compare to Pulaski's present offer of $16.125 per share. $21.87 in five years is not worth $21.87 today. Using a 12% discount factor, the present value of a $21.87 deal in five years is worth only $12.41 TODAY. While the 12% discount rate is key in this calculation, we are confident that most financial advisors will tell you that a 12% factor is on the low end of a range of plausible factors. Most advisors would use a higher factor, which would only further reduce the present value of a deal in five years.

       5. The valuation techniques utilized above are common in the industry. Further, they are mathematical in nature. Accordingly, they do not equivocate in terms of risk. The Pulaski offer is here today. Waiting for a deal in five years exposes shareholders to execution risk and the risk that a buyer would not materialize at that time who is willing to pay 19.7 times earnings. We believe that if the present value of the two alternatives were equal, shareholders would be best served by taking the existing lower-risk offer. The efficacy of accepting Pulaski's offer is even more obvious given that it is 30% greater on a present value basis.